BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                                                March 25, 2010



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust VI
                  Registration Statement on Form N-1A
                  (File Nos. 333-138560; 811-21978)

Ladies and Gentlemen:

         This letter is to respond to comments we received on March 17, 2010 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A for Pioneer Series Trust VI (the "Registrant") relating to Pioneer Multi-Asset Real Return Fund (the "Fund").

I. General Comments

1.   Comment:     The Staff requested that the Registrant provide a
                  letter to the Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

     Response:    A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

II.               Fees and Expenses of the Fund

1.   Comment:     The Staff requested that the Registrant remove the
                  statement that "there can be no assurance that the adviser will extend the expense limitations beyond such time" from Footnote 2 to the Fee Table.

     Response:    The Registrant has made the requested change.

III. Management Fee

1.   Comment:     The Staff requested that the Registrant revise the
                  statement "the Fund does not pay an advisory fee with respect to assets invested in the Subsidiary and on which the Subsidiary pays a management fee pursuant to its separate management contract with Pioneer" to clarify that the Fund indirectly pays an advisory fee with respect to assets invested in the Subsidiary through its investment in the Subsidiary.

     Response:    The Registrant has made the requested change.

IV. Statements of Additional Information

1.   Comment:     The Staff requested that the Registrant revise the
                  statement in the section of the Statement of Additional
                  Information titled "Investments in the Subsidiary" that "the
                  Subsidiary generally is subject to the Fund's investment restrictions and other policies; however, the Subsidiary
                  (unlike the Fund) may invest without limitation in commodity-linked derivatives, ETFs, leveraged or unleveraged commodity-linked notes and other investments that provide exposure to commodities" to delete the word "generally."

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant add
                  disclosure to the Statement of Additional Information regarding the management agreement between Pioneer and the Cayman Subsidiary explaining (i) that the agreement has been approved by the Board of Trustees of the Registrant pursuant to Section 15 of the 1940 Act and is subject to renewal by the Board of Trustees of the Registrant after an initial two year period; and (ii) who can terminate the agreement.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff requested that the Registrant add
                  disclosure to the Statement of Additional Information to clarify for shareholders that although the Cayman Subsidiary has its own Board of Directors, it is under the control of the Board of Trustees of the Registrant.

     Response:    The Registrant has made the requested change.

4.   Comment:     The Staff requested that the Registrant add
                  disclosure to the Statement of Additional Information stating that the Fund will always own 100% of the Cayman Subsidiary and any securities issued by the Cayman Subsidiary.

     Response:    The Registrant has made the requested change.

5.   Comment:     The Staff requested that the Registrant add
                  disclosure to the Statement of Additional Information consistent with undertaking #2 in the Part C that the Subsidiary's assets will be maintained at all times in the United States and such assets will be maintained at all times in accordance with the requirements of section 17(f) of the 1940 Act.

     Response:    The Registrant has made the requested change.

6.   Comment:     The Staff requested that the Registrant delete the
                  statement in the "Trustees and Officers" section of the Statement of Additional Information that "references to the qualifications, attributes and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Trustee as having special expertise or experience, and shall not be deemed to impose any greater responsibility or liability on any such person or on the Board by reason thereof."

     Response:    Although the Registrant disagrees with the Staff's comment, the Registrant has made the requested change.

V. Exhibits

1.   Comment:     The Staff noted that the Cayman Subsidiary was not
                  included in the appendix to the custodian agreement filed as an exhibit to the Registration Statement and requested that the Registrant file or undertake to file a custodian agreement with respect to the Cayman Subsidiary.

     Response:    The Registrant undertakes that it will file a custodian
                  agreement with respect to the Cayman Subsidiary as an exhibit to the Registration Statement prior to offering shares of the Fund to the public.

         Please call the undersigned at (617) 951-8458 or Toby R. Serkin at
(617) 951-8760 with any questions.

                                   Sincerely,

                                                     /s/ Jeremy Kantrowitz

                                                         Jeremy Kantrowitz


cc:      Dorothy E. Bourassa
         Christopher J. Kelley
         Roger P. Joseph
         Toby R. Serkin